LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999   Fax (708) 403-1428
LRapacz@msn.com

American Institute of
Certified Public Accountants

Illinois CPA Society

Public Company
Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member
of Reliance Worldwide Investments, LLC

We have audited the accompanying statement of financial condition of Reliance Worldwide Investments, LLC as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Reliance Worldwide Investments, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliance Worldwide Investments, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including:

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1,

- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and

- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

(Schedules), has been subjected to audit procedures performed in conjunction with the audit of Reliance Worldwide Investments, LLC's financial statements. The supplemental information is the responsibility of Reliance Worldwide Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.



Linda C. Rapacz CPA, P.C.
Orland Park, Illinois
February 24, 2016